April 14, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Benjamin Richie
Jane Park

RE:	Emo Capital, Corp. (the “Company”)
Amendment No. 4 to Offering Statement on Form 1-A
Filed April 14, 2023
File No. 024-12169

Ladies and Gentlemen:

Based on the comments issued Apirl 14, 2023 to our Amendment No. 3 of Form 1-A filed April 6, and comments issued April 14, 2023 to our Amendment No. 2 10-12G/A filed April 3, 2023, and Amendment No. 3 filed April 6, 2023, the Company submitted the 4th amendment.

However, we need to further address a minor part about the market and potential customers, the we filed this 5th Amendment.

Comment #1 for Principal Products, Services, and Their Markets, page 6, Amendment No. 2 to Form 10-12G filed April 3, 2023

"We note your updated disclosure in response to comment number 11. Please remove the global market figure for organic fertilizers since this is not your addressable market or revise to disclose the addressable market for your product that is covered by the $9.95 billion figure and clarify that you only provide products in certain jurisdictions that represent a fraction of that market figure. We refer to your disclosure that your potential customer base is limited to the U.S. agriculture farming market, such as California and Florida."

Response: [See updated page 31, 1-A/A]

To avoid biasing potential investors and maintain objectivity in our presentation, we removed that market size paragraph.

In this 5th amendment, we clarified our potential market and customers. See the modified last sentence of Section "Principal Products, Services, and Their Markets" on page 31.

"... The potential customers are U.S. farmers and big farming companies such as in states California and Florida."

If you have any questions regarding the amendments, please do not hesitate to call J. Adam Guo, the Company’s President, at (661) 519-5708.

Very truly yours,

Emo Capital, Corp.

By: /s/ J. Adam Guo

Name: J. Adam Guo

Title: President/Chief Executive Officer